UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

GRANITE RIDGE RESOURCES, INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Common Stock	387432115
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Luke Brandenberg

President and Chief Executive Officer

5217 McKinney Avenue, Suite 400

Dallas, Texas 75205

(214) 396-2850

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Amy R. Curtis

Jeremiah M. Mayfield

Holland & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201

Tel: (214) 969-1763

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Granite Ridge Resources, Inc., a Delaware corporation (the “Company,” “us,” or “we”) with the U.S. Securities and Exchange Commission (the “SEC”), on May 19, 2023 (as it may be amended and supplemented from time to time, the “Schedule TO”), relating to an offer by the Company to each holder of the Company’s warrants (“Granite Ridge warrants”) to purchase shares of the Company’s common stock, $0.0001 par value per share (“Granite Ridge common stock”), to receive 0.250 shares of Granite Ridge common stock in exchange for every outstanding Granite Ridge warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated June 16, 2023 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, the Company also solicited consents (the “Consent Solicitation”) from holders of the Granite Ridge warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of September 15, 2020, by and between Executive Network Partnering Corporation (“ENPC”) and Continental Stock Transfer & Trust Company, as warrant agent, as amended on March 24, 2021, by and between ENPC and Continental Stock Transfer & Trust Company and as assigned pursuant to the Warrant Agreement Amendment and Assignment (as defined below) (as amended and assigned, the “Warrant Agreement”), to permit the Company to require that each Granite Ridge warrant that is outstanding upon the closing of the Offer be exchanged for 0.225 shares of Granite Ridge common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.

Pursuant to the terms of the Warrant Agreement, the Warrant Amendment required the vote or written consent of holders of at least 50% of each of the outstanding Granite Ridge warrants.

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to include (a) the final Prospectus/Offer to Exchange, dated June 16, 2023, which forms part of the Registration Statement on Form S-4 (the “Registration Statement”) declared effective by the SEC on June 16, 2023, (b) a press release issued by the Company on June 20, 2023, announcing the results of the Offer and the execution of the Warrant Amendment, and (c) the executed Warrant Amendment.

Only those items amended are reported in this Amendment No. 2. Except as amended hereby to the extent discussed above, the information contained in the Schedule TO, the Prospectus/Offer to Exchange, and the other exhibits to the Schedule TO remains unchanged. This Amendment No. 2 should be read with the Schedule TO and the Prospectus/Offer to Exchange.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on June 16, 2023. The Company has been advised that 9,887,035 Granite Ridge warrants (including 279,161 Granite Ridge warrants tendered through guaranteed delivery), or approximately 95.5% of the outstanding Granite Ridge warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered Granite Ridge warrants for exchange and settlement on or before June 22, 2023. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 95.5% of the outstanding Granite Ridge warrants to the Warrant Amendment, which exceeds the threshold of 50% of the outstanding Granite Ridge warrants required to effect the Warrant Amendment. On June 20, 2023, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each Granite Ridge warrant that is outstanding upon the closing of the Offer for 0.225 shares of Granite Ridge common stock per warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as July 5, 2023.

On June 20, 2023, the Company issued a press release announcing the final results of the Offer and Consent Solicitation as set forth above and the Company’s entry into the Warrant Amendment. A copy of the press release is filed as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on June 20, 2023, attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12.	Exhibits.

(a)	Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) by the Company with the SEC on June 20, 2023).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.2 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on June 5, 2023).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on June 5, 2023).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 19, 2023).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.5 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 19, 2023).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).

(a)(5)(A)	Press Release, dated May 19, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on May 19, 2023).

(a)(5)(B)	Press Release, dated June 20, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on June 20, 2023).

(b)	Not applicable.

(d)(i)	Amended and Restated Certificate of Incorporation of Granite Ridge Resources, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(ii)	Amended and Restated Bylaws of Granite Ridge Resources, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(iii)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to Executive Network Partnering Corporation’s Registration Statement on Form S-1, filed with the SEC on September 14, 2020).

(d)(iv)	Warrant Agreement, dated September 15, 2020 between Continental Stock Transfer & Trust Company and Executive Network Partnering Corporation (incorporated by reference to Exhibit 4.1 to Executive Network Partnering Corporation’s Current Report on Form 8-K, filed with the SEC on September 21, 2020).

(d)(v)	Amendment No. 1 to Warrant Agreement, dated March 24, 2021 between Continental Stock Transfer & Trust Company and Executive Network Partnering Corporation (incorporated by reference to Exhibit 1.01 to Executive Network Partnering Corporation’s Current Report on Form 8-K, filed with the SEC on March, 25, 2021).

(d)(vi)	Assignment, Assumption and Amendment Agreement, dated October 24, 2022 by and among Executive Network Partnering Corporation, Granite Ridge Resources, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(vii)	Registration Rights and Lock-Up Agreement, dated October 24, 2022 by and among Granite Ridge Resources, Inc., ENPC Holdings II, LLC and the other Holders (as defined therein) listed thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(viii)	Management Services Agreement, dated October 24, 2022 by and between Granite Ridge Resources, Inc. and Grey Rock Administration, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(ix)	Granite Ridge Resources, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(x)	Credit Agreement, dated October 24, 2022 by and among Granite Ridge Resources, Inc., as borrower, Texas Capital Bank, as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(xi)	Sponsor Agreement, dated as of May 16, 2022, by and among ENPC Holdings, LLC, ENPC Holdings II, LLC, Executive Network Partnering Corporation, Granite Ridge Resources, Inc., GREP Holdings, LLC and certain other parties thereto (incorporated by reference to Annex D to the Company’s Registration Statement on Form S-4, filed with the SEC on May 16, 2022).

(d)(xii)	Form of Indemnity Agreement for Directors Affiliated with the Grey Rock funds (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(xiii)	Form of Indemnity Agreement for Officers and Outside Directors (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(xiv)	Executive Employment Agreement between Luke C. Brandenberg and Granite Ridge Resources, Inc., dated October 24, 2022 (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(xv)	Executive Employment Agreement between Tyler S. Farquharson and Granite Ridge Resources, Inc., dated October 24, 2022 (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(xvi)	Dealer Manager Agreement, dated as of May 19, 2023, by and between the Company and BofA Securities, Inc., as dealer manager (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 19, 2023).

(d)(xvii)	Amended and Restated Tender and Support Agreement, dated as of June 5, 2023, by and among the Company and the warrant holders party thereto (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 5, 2023).

(d)(xviii)	Amendment No. 2 to Warrant Agreement, dated June 20, 2023, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on June 20, 2023).

(g)	Not applicable.

(h)	Tax Opinion of Holland & Knight LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 19, 2023).

(b)	Filing Fee Exhibit.

Filing Fee Table.*

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

GRANITE RIDGE RESOURCES, INC.

By:	/s/ Luke C. Brandenberg
Name:	Luke C. Brandenberg
Title:	President and Chief Executive Officer

Dated: June 20, 2023